SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Consolidated Financial Statements (Unaudited)

Net Serviços de Comunicação S.A.

June 30, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed Consolidated Financial Statements

(Unaudited)

June 30, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. as of June 30, 2010, and the related condensed consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2010 and 2009, and the condensed consolidated statements of changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2010 and 2009. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. as of December 31, 2009, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated February 9, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2009, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, July 19, 2010.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

B. Alfredo Baddini Blanc
Partner

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(In thousands of reais, except per share amounts)

		Three months period ended June 30,		Six months period ended June 30,
	Notes	2010	2009	2010	2009

Net Sales	3	1,309,950	1,101,142	2,570,508	2,183,355
Cost of services rendered		(807,659)	(676,325)	(1,589,811)	(1,309,360)
Gross profit		502,291	424,817	980,697	873,995

Operating income expenses
Selling expenses		(147,023)	(129,386)	(286,022)	(252,021)
General and administrative expenses		(170,854)	(123,383)	(314,383)	(257,620)
Depreciation and amortization expenses		(31,965)	(24,687)	(67,192)	(46,836)
Other income (expenses)		2,945	(4,693)	(4,540)	(30,078)
		(346,897)	(282,149)	(672,137)	(586,555)

Operating profit		155,394	142,668	308,560	287,440

Finance results
Finance expenses	4	(106,591)	4,976	(222,026)	(51,714)
Finance income	4	40,978	20,597	79,776	44,945
		(65,613)	25,573	(142,250)	(6,769)
Profit before income taxes and social
contribution		89,781	168,241	166,310	280,671

Income tax and social contribution	6	(33,318)	11,487	(63,960)	19,163
Profit for the period from operations		56,463	179,728	102,350	299,834

Basic and diluted earnings per share – common 13		0.15	0.49	0.28	0.82
Basic and diluted earnings per share – preferred 13		0.17	0.54	0.31	0.90

The Company has no other comprehensive results that should be included in these statements of comprehensive income.

See accompanying notes to condensed consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S,A,

Condensed consolidated balance sheets

(In thousands of reais)

	Notes	06/30/2010	12/31/2009
ASSETS		(Unaudited)
Current
Cash and cash equivalents	5	1,057,488	1,015,605
Trade accounts receivable		315,971	263,952
Inventories		66,445	58,763
Receivables from related parties	10	-	24,801
Recoverable taxes	6	26,672	3,624
Prepaid expenses		30,793	33,215
Prepaid rights for use	10	173,829	175,088
Other current assets		13,245	12,467
Total current assets		1,684,443	1,587,515

Non-current
Judicial deposits		81,272	74,609
Deferred taxes	6	610,264	643,936
Recoverable taxes	6	65,110	71,056
Prepaid rights for use	10	573,247	659,842
Property, plant and equipment	7	2,934,885	2,767,037
Intangible assets	8	2,486,364	2,523,168
Other non-current assets		4,691	6,628
Total non-current assets		6,755,833	6,746,276

Total assets		8,440,276	8,333,791

	Notes	06/30/2010	12/31/2009
LIABILITIES		(Unaudited)
Current
Trade accounts payable		337,699	327,715
Accounts payable - programming suppliers		137,102	124,602
Income taxes and social contribution		7,246	2,586
Other fiscal obligations		63,106	70,270
Payroll and related charges		148,702	181,678
Debt	9	104,277	85,475
Copyright payable (“ECAD”)		88,496	77,794
Unrealized losses on derivatives	14	2,571	19,580
Deferred revenues	10	204,609	208,228
Accounts payable to related parties	10	49,209	-
Other current liabilities		13,393	14,013
Total current liabilities		1,156,410	1,111,941

Non-current
Deferred taxes	6	178,101	183,805
Debt	9	2,156,993	2,113,329
Deferred revenues	10	690,904	782,279
Provisions	11	625,522	605,363
Other non-current liabilities		22,481	29,559
Total non current liabilities		3,674,001	3,714,335

Stockholders’ equity
Share capital	12	5,599,320	5,599,320
Capital reserves		153,168	153,168
Accumulated deficit		(2,142,623)	(2,244,973)
		3,609,865	3,507,515

Total liabilities and stockholders’ equity		8,440,276	8,333,791

See accompanying notes to condensed consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S,A,

Condensed statements of changes in stockholders’ equity (Unaudited)

For the six months ended June 30, 2010 and 2009

(In thousands of reais)

	Number of Shares (thousands)		Capital Stock
	Common	Preferred	Subscribed	To be paid in	Paid in	Capital Reserves	Accumulated deficit	Total
Balances on December 31, 2008	113,051	225,688	5,553,269	(12,923)	5,540,346	212,142	(2,980,921)	2,771,567

Capital increase by:
Absorption of special goodwill reserve	1,409	2,816	58,974	-	58,974	(58,974)	-	-

Profit for the period	-	-	-	-	-	-	299,834	299,834

Balances on June 30, 2009	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,681,087)	3,071,401

Balances on December 31, 2009	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,244,973)	3,507,515

Profit for the period	-	-	-	-	-	-	102,350	102,350

Balances on June 30, 2010	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,142,623)	3,609,865

See accompanying notes to condensed consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S,A,

Condensed consolidated statements of cash flows(Unaudited)

For the six months ended on June 30, 2010 and 2009

(In thousands of reais)

	2010	2009
Net cash flows from operating activities
Profit for the period	102,350	299,834
Adjustments to reconcile profit for the period to cash flows from operating activities
Net variations in monetary restatement and exchange rate	30,012	(120,454)
Interest expense on borrowing	105,674	89,220
Depreciation and amortization	435,534	284,106
Loss (gain) on market value of derivatives	4,929	64,689
Deferred income taxes and social contribution	27,969	(85,795)
Loss (gain) on disposal of property, plant and equipment	(1,537)	9,522
Provisions for contingencies	10,023	24,468

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivables	(52,019)	(13,912)
(Increase) decrease in inventories and other credits	(7,682)	8,079
(Increase) decrease in recoverable taxes	13,653	18,327
(Increase) decrease in other assets	12,366	2,263
(Increase) decrease in prepaid expenses	2,475	(4,828)
Increase (decrease) of suppliers and programming	22,485	(86,061)
Increase (decrease) in taxes payable	(5,217)	(22,162)
Increase (decrease) in payroll and related charges	(38,445)	(19,922)
Increase (decrease) in deferred revenues	(94,994)	11,982
Increase (decrease) in provisions and other accounts payable	36,337	(43,435)
Net cash provided by operating activities	603,913	415,921

Cash flow from investing activities Acquisition of investments, net of cash acquired	-	(93,840)
Acquisition of property, plant and equipment and intangible assets	(477,131)	(464,683)
Cash proceeds from sale of property, plant and equipment	1,893	733
Net cash used in investing activities	(475,238)	(557,790)

NET SERVIÇOS DE COMUNICAÇÃO S,A,

Consolidated statements of cash flows (Unaudited)

For the six months ended on June 30, 2010 and 2009

 (In thousands of reais)

	2010	2009
Cash flows from financing activities
Proceeds from third party borrowings current/non-current
Incoming	33,129	52,300
Payments	(119,921)	(110,320)
Net cash used in financing activities	(86,792)	(58,020)
Net increase (decrease) in cash and cash equivalents	41,883	(199,889)

Cash and cash equivalents at the beginning of the period	1,015,605	736,880
Cash and cash equivalents at the end of the period	1,057,488	536,991
	41,883	(199,889)

Supplemental disclosure of cash flow information
Income taxes paid	52,957	79,184

See accompanying notes to condensed consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

1. Operations

Net Serviços de Comunicação S,A, is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo stock exchange. The Company is located in Brazil and its headquarters are located in São Paulo.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

In addition to having common and preferred shares on the São Paulo Stock Exchange, Bolsa de Valores de São Paulo (Bovespa), the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV, which are served by existing requirements in Brazil and the United States of America.

The Company signed an agreement with Bovespa to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BOVESPA, Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Law of Corporations, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

2. Summary of significant accounting policies

Basis of preparation:

The condensed consolidated financial statements of the Company for the periods of three months (where applicable) and six months ended June 30, 2010 were prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Statements. These consolidated condensed interim financial statements do not include all information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31 2009, which were prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated condensed interim financial statements have been prepared consistently with the accounting policies adopted in the preparation of financial statements for the year ended December 31, 2009.

The new or revised standards issued by the IASB, which were in force on June 30, 2010 had no impact on the Company's financial statements.

The Company's management authorized the issuance of the financial statements on July 19, 2010.

3. Net sales

Net sales revenues for the period are as follows:

	Three months period ended June 30,		Six months period ended June 30,
	2010	2009	2010	2009
Gross sales revenue	1,727,793	1,463,399	3,389,111	2,880,554
Taxes on sales	(309,903)	(263,272)	(615,031)	(522,082)
Discounts and cancellations	(107,940)	(98,985)	(203,572)	(175,117)
Net Sales	1,309,950	1,101,142	2,570,508	2,183,355

Taxes levied on sales consist primarily of ICMS state value added tax (Pay TV 10%, broadband 25% to 30%), ISS municipal taxes on services (2% to 5%), federal taxes on revenue PIS (0.65% or 1.65%), and COFINS (3% or 7.65%), and FUST (1%) and FUNTEL (0.5%) taxes.

All the Company’s revenues are generated in Brazil.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

4. Finance results

	Three months period ended June 30,		Six months period ended June 30,
	2010	2009	2010	2009
Finance Income:
Interest on cash and cash equivalents	20,926	12,028	38,794	28,833
Interest on prepaid rights for use	11,590	-	23,026	-
Interest and fines on late monthly payments	7,793	7,007	14,886	12,697
Interest on tax credits	555	597	2,595	2,189
Discounts obtained	107	-	179	-
Monetary exchange rate variation	7	965	296	1,226
	40,978	20,597	79,776	44,945

Finance Expenses:
Finance charges on loans and debentures	(45,297)	(35,636)	(89,482)	(70,765)
Monetary exchange rate variation on loans	(11,631)	58,605	(32,935)	59,439
Finance charges and monetary exchange – related parties	(26,730)	64,406	(57,101)	53,643
Finance charges on provisions for contingencies	(6,631)	(6,157)	(7,071)	(12,012)
Earnings (losses) from hedge/swap operations	(1,430)	(69,503)	(4,929)	(64,689)
IOF tax on bank current account	(5,167)	(3,013)	(13,117)	(6,260)
PIS and COFINS taxes on interest income	(2,386)	(141)	(4,165)	(2,712)
Interest on suppliers and taxes	(2,514)	(694)	(2,767)	(906)
Discounts extended	(3,336)	(2,240)	(6,187)	(3,661)
Other	(1,469)	(651)	(4,272)	(3,791)
	(106,591)	4,976	(222,026)	(51,714)
Total	(65,613)	25,573	(142,250)	(6,769)

5. Cash and cash equivalents

	06/30/2010	12/31/2009
Cash and banks	123,428	138,994
Banking deposit certificates	49,205	98,106
Fixed-income investment funds	884,855	778,505
	1,057,488	1,015,605

Bank deposit certificates (CDBs) earn an average of 100 % of the Interbank Certificate of Deposit (CDI) rate (10.12% in 2010). CDBs are issued by first-line banks with floating interest rates based on the CDI rate, and have immediate access.

Fixed-income investment funds are represented by shares in exclusive investment funds whose assets are mainly CDBs and government bonds. These funds have immediate and total access.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

6. Income taxes and social contribution

a. Income taxes and social contribution benefit (expenses)

Income taxes in Brazil include federal income taxes and social contribution on net profits,

	Three months period ended June 30,		Six months period ended June 30,
	2010	2009	2010	2009
Current income tax and social contribution expenses	(25,116)	(40,310)	(35,991)	(66,632)

Deferred income tax and social contribution on:
Temporary differences	18,825	63,779	20,496	106,651
Tax losses and negative tax basis of social contribution	(9,095)	(9,438)	(12,669)	(15,417)
Goodwill	(21,563)	(4,548)	(43,126)	(9,096)
Amortization property, equipment and intangible	4,303	3,839	8,673	7,278
Other	(672)	(1,835)	(1,343)	(3,621)
Total deferred tax income	(8,202)	51,797	(27,969)	85,795
Total income tax benefit (expenses)	(33,318)	11,487	(63,960)	19,163

The fiscal rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2010 and 2009.

The income tax expense was calculated based on the effective estimated annual tax rate of 38.46%.

b. Deferred and recoverable taxes

	06/30/2010	12/31/2009
Recoverable taxes:
Income tax withheld at source	17,420	30,359
Recoverable federal taxes	62,809	43,479
Recoverable estate tax	10,879	-
Other	674	842
	91,782	74,680
Current	26,672	3,624
Non-current	65,110	71,056

Deferred taxes:
Assets
Income tax:
Tax loss carryforwards	231,711	241,041
Temporary differences	214,116	228,777
	445,827	469,818
Social contribution:
Tax loss carryforwards	86,288	89,628
Temporary differences	77,083	82,359
	163,371	171,987
	609,198	641,805

Tax credits resulting from goodwill Net Brasília Ltda.	1,066	2,131
	610,264	643,936

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

6. Income taxes and social contribution – Continued

b. Deferred and recoverable taxes - Continued

Liabilty:	06/30/2010	12/31/2009
Income taxes:
Temporary differences	130,957	135,151

Social Contribution:
Temporary differences	47,144	48,654
	178,101	183,805

The Company has tax loss and a negative basis of social contribution to offset 30% of the annual taxable income, without expiration, for the following amounts:

	06/30/2010			12/31/2009
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total
Gross amounts	3,194,827	3,825,371	-	3,074,644	3,741,608	-
Tax credit (25% / 9%)	798,707	344,283	1,142,990	768,661	336,745	1,105,406
Recognized tax credit	(231,711)	(86,288)	(317,999)	(241,041)	(89,628)	(330,669)
Non-recognized tax credit	566,996	257,995	824,991	527,620	247,117	774,737

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

7. Property, plant and equipment

Cost	Network	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Facilities and improvements	Vehicles	Tools	Land and other	Total
Balances on December 31, 2009	5,633,190	133,048	43,709	28,442	83,960	5,093	40,924	5,411	5,973,777
Additions	453,120	580	520	1,044	4,477	-	2,658	620	463,019
Transfers	-	(100)	-	-	-	-	-	-	(100)
Write- offs/ Provisions	(19,348)	(2)	-	-	-	(455)	(88)	-	(19,893)
Balances on June 30, 2010	6,066,962	133,526	44,229	29,486	88,437	4,638	43,494	6,031	6,416,803

Accumulated depreciation
Depreciation rate per annum	8.33% to 20%	20% to 33.33%	10%	10%	4% to 25%	20%	20%	-	_
Balances on December 31, 2009	(2,994,474)	(94,916)	(31,901)	(17,719)	(43,778)	(3,943)	(20,511)	502	(3,206,740)
Additions – purchase	(282,038)	(9,024)	(1,430)	(1,026)	(2,120)	(311)	(3,346)	-	(299,295)
Transfers	-	37	-	-	-	-	-	-	37
Write- offs	23,592	1	-	-	-	399	88	-	24,080
Balance on June 30, 2010	(3,252,920)	(103,902)	(33,331)	(18,745)	(45,898)	(3,855)	(23,769)	502	(3,481,918)

Net book value at December 31, 2009	2,638,716	38,132	11,808	10,723	40,182	1,150	20,413	5,913	2,767,037
Net book value at June 30, 2010	2,814,042	29,624	10,898	10,741	42,539	783	19,725	6,533	2,934,885

8. Intangible assets

	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Software	Customer Portfolio	Other	Total
Balances on December 31, 2009	1,928,616	438,726	430,875	304,367	8,107	3,110,691
Additions	-	-	14,112	-	-	14,112
Transfers	-	-	100	-	-	100
Write- offs	-	-	(6,685)	-	-	(6,685)
Balances on June 30, 2010	1,928,616	438,726	438,402	304,367	8,107	3,118,218

Accrued amortization
Amortization rate per annum	-	-	20%	16.67%	20%	-
Balances on December 31, 2009	(178,742)	(1,806)	(261,070)	(139,060)	(6,845)	(587,523)
Additions	-	-	(25,404)	(25,363)	(212)	(50,979)
Transfers	-	-	(37)	-	-	(37)
Write- offs	-	-	6,685	-	-	6,685
Balances on June 30, 2010	(178,742)	(1,806)	(279,826)	(164,423)	(7,057)	(631,854)

Net book value at December 31, 2009	1,749,874	436,920	169,805	165,307	1,262	2,523,168
Net book value at June 30, 2010	1,749,874	436,920	158,576	139,944	1,050	2,486,364

The Company has goodwill arising from the difference between the purchase price and fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability. Such goodwill is tested for impairment at least annually.

During the six month period ended June 30, 2010, there has been no indication of loss in the book value of assets of indefinite useful life intangibles.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

9. Debt

			Effective Interest rate p,a,
Local currency	Currency	Nominal interest rate p,a,	06/30/2010	12/31/2009	06/30/2010			12/31/2009
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	65,013	112,796	177,809	62,440	154,998	217,438
Finame PSI	R$	4.50%	4.50%	-	526	42,968	43,494	-	-	-
Bank Credit Notes (CCB) – Itaú BBA	R$	CDI + 2.55%	12.70%	11.39%	2,872	170,000	172,872	2,704	170,000	172,704
					68,411	325,764	394,175	65,144	324,998	390,142
Foreign currency
Perpetual Notes	US$	9.25%	10.57%	10.57%	2,698	270,225	272,923	2,531	261,180	263,711
Global Notes 2020	US$	7.50%	8.57%	8.57%	22,353	625,392	647,745	7,510	603,940	611,450
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	6,144	357,353	363,497	5,940	345,164	351,104
					31,195	1,252,970	1,284,165	15,981	1,210,284	1,226,265

					99,606	1,578,734	1,678,340	81,125	1,535,282	1,616,407

			Debentures
			06/30/2010	12/31/2009

Non-convertible debentures			58,000	58,000	4,671	578,259	582,930	4,350	578,047	582,397

Total debt					104,277	2,156,993	2,261,270	85,475	2,113,329	2,198,804

As of June 30, 2010, the Company complies with all covenants related to its debts.

10. Related parties

a)      Employee benefits

Employee salary, benefits and related expenses are stated as follows:

	Three months period ended June 30,		Six months period ended June 30,
Description	2010	2009	2010	2009
Payroll and Related Charges	128,148	106,664	243,867	199,733
Profit Participation Plan	31,556	23,799	60,937	63,637
Statutory benefits	19,499	16,211	37,416	29,705
Additional benefits	14,315	10,882	27,457	19,289
	193,518	157,556	369,677	312,364

b)      Remuneration of management

Remuneration paid to the Company's management for services in their respective fields of competence is shown below:

	Three months period ended June 30,		Six months period ended June 30,
	2010	2009	2010	2009

Short-Term benefits	924	932	2,119	1,929
Long-term benefits	2,877	4,343	5,754	8,686
	3,801	5,275	7,873	10,615

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

10. Related parties– Continued

c)      Related companies

The main asset and liability balances and profit and loss resulting from the transactions among related parties are shown below:

		Current asset				Total
	Receivables	Related parties		Prepaid Right for use		Current Assets
Companies	06/30/2010	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. Embratel	-	-	24,801	173,829	175,088	173,829	199,889

Associated Companies
Globosat Programadora Ltda.	173	-	-	-	-	173	-

	173	-	24,801	173,829	175,088	174,002	199,889

	Non current assets
	Prepaid Right of use
Companies	06/30/2010	12/31/2009
Stockholders
Emp. Brasil.de Telecom. S.A. – Embratel	573,247	659,842
	573,247	659,842

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

10. Related parties– Continued

c)      Related companies – Continued

	Current liabilities									Total
	Trade accounts payable		Accounts Payable Programming suppliers		Debt		Deferred revenues		Related parties	Current liabilities
Companies	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	06/30/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom, S.A. – Embratel	34,249	48,598	-	-	-	-	204,609	208,228	49,209	288,067	256,826
	34,249	48,598	-	-	-	-	204,609	208,228	49,209	288,067	256,826
Associated Companies
Net Brasil S.A.( * )	-	-	75,683	60,903	-	-	-	-	-	75,683	60,903
Globosat Programadora Ltda.( * )	-	-	-	8,796	-	-	-	-	-	-	8,796
Brasilcenter Comunicações Ltda.	564	351	-	-	-	-	-	-	-	564	351
Claro S.A.	471	872	-	-	-	-	-	-	-	471	872
Americel S.A.	101	122	-	-	-	-	-	-	-	101	122
Primesys Soluções Empresariais S.A.	185	-	-	-	-	-	-	-	-	185	-
Editora Globo S.A.	979	991	-	-	-	-	-	-	-	979	991
Banco Inbursa S.A	-	-	-	-	6,144	5,940	-	-	-	6,144	5,940
	2,300	2,336	75,683	69,699	6,144	5,940	-	-	-	84,127	77,975

	36,549	50,934	75,683	69,699	6,144	5,940	204,609	208,228	49,209	372,194	334,801

(*) In the quarter ended March 31, 2010, pay per view (PPV) programming previously acquired from Globosat started to be acquired from Net Brasil S.A.

	Non-current liabilities				Total
Companies	Debt		Deferred revenues		Non-current liabilities
Stockholders	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	689,495	782,279	689,495	782,279
	-	-	689,495	782,279	689,495	782,279
Associated Companies
Banco Inbursa S.A	357,353	345,164	-	-	357,353	345,164
	357,353	345,164	689,495	782,279	1,046,848	1,127,443

	Operating income, Three month period ended June 30, 2010 e 2009
	Rental Revenues / Telecommunications		Financial			Expenses Telecommunications		Programming / Sales commission		Programming guide		Total
Companies

	2010	2009	2010	2009		2010	2009	2010	2009	2010	2009	2010	2009
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel

	120,794	95,766	(2,810)	1,022		(88,547)	(62,237)	-	-	-	-	29,437	34,551
	120,794	95,766	(2,810)	1,022		(88,547)	(62,237)	-	-	-	-	29,437	34,551
Associated Companies

Net Brasil S.A.	-	-	-	-		-	-	(218,410)	(164,415)	-	-	(218,410)	(164,415)
Globosat Programadora Ltda.	656	330	-	-		-	-	-	(1,656)	-	-	656	(1,326)
Editora Globo S.A.	-	-	-	-		-	-	-	-	(2,981)	(2,784)	(2,981)	(2,784)
Infoglobo Comunicações Ltda.	-	-	-	-		-	(2)	-	-	-	-	-	(2)
Claro S.A.	-	-	-	-		(1,216)	(2,197)	-	-	-	-	(1,216)	(2,197)
Brasilcenter Comunicações Ltda.	-	-	-	-		(263)	-	-	-	-	-	(263)	-
Americel S.A.	-	-	-	-		(288)	(346)	-	-	-	-	(288)	(346)
Primesys Soluções Empresariais S.A.	-	-	-		-	(186)	-	-	-	-	-	(186)	-
Click 21	-	-	-	-		-	(8)	-	-	-	-	-	(8)
Banco Inbursa S.A.	-	-	(12,330)	63,384		-	-	-	-	-	-	(12,330)	63,384
	656	330	(12,330)	63,384		(1,953)	(2,553)	(218,410)	(166,071)	(2,981)	(2,784)	(235,018)	(107,694)
	121,450	96,096	(15,140)	64,406		(90,500)	(64,790)	(218,410)	(166,071)	(2,981)	(2,784)	(205,581)	(73,143)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

10. Related parties– Continued

c)      Related companies – Continued

	Operating income, Six month period ended June 30, 2010 e 2009
	Rental Revenues / Telecommunications		Financial		Expenses Telecommunications		Programming / Sales commission		Programming guide		Total
Companies

	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel

	236,057	191,385	(5,335)	(3,404)	(154,786)	(112,799)	-	-	-	-	75,936	75,182
	236,057	191,385	(5,335)	(3,404)	(154,786)	(112,799)	-	-	-	-	75,936	75,182
Associated Companies

Net Brasil S.A.	-	-	-	-	-	-	(428,560)	(322,878)	-	-	(428,560)	(322,878)
Globosat Programadora Ltda.	1,195	862	-	-	-	-	-	(2,981)	-	-	1,195	(2,119)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(5,901)	(5,725)	(5,901)	(5,725)
Infoglobo Comunicações Ltda.	-	-	-	-	-	(2)	-	-	(1)	-	(1)	(2)
Claro S.A.	-	-	-	-	(2,544)	(2,772)	-	-	-	-	(2,544)	(2,772)
Brasilcenter Comunicações Ltda.	-	-	-	-	(472)	-	-	-	-	-	(472)	-
Americel S.A.	-	-	-	-	(582)	(598)	-	-	-	-	(582)	(598)
Primesys Soluções Empresariais S.A.	-	-	-	-	(185)	-	-	-	-	-	(185)	-
Click 21	-	-	-	-	-	(8)	-	-	-	-	-	(8)
Banco Inbursa S.A.	-	-	(28,740)	57,047	-	-	-	-	-	-	(28,740)	57,047
	1,195	862	(28,740)	57,047	(3,783)	(3,380)	(428,560)	(325,859)	(5,902)	(5,725)	(465,790)	(277,055)
	237,252	192,247	(34,075)	53,643	(158,569)	(116,179)	(428,560)	(325,859)	(5,902)	(5,725)	(389,854)	(201,873)

11. Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed do not reflect the final expected settlement value. Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Labor	Civil	Tax	Social Security	Total
Balances at December 31, 2009	53,576	46,035	504,805	947	605,363
Additions	6,009	10,667	30,369	-	47,045
Currency adjustments	472	270	9,370	22	10,134
Payments and reversals	(12,315)	(9,697)	(14,785)	(223)	(37,020)
Balances at June 30, 2010	47,742	47,275	529,759	746	625,522

          The nature of the estimated liability for tax, labor and civil claims has not changed in relation to disclosures made in financial statements for the year ended 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

12. Stockholders’ equity

Capital Stock

On June 30, 2010, the Company’s share capital is represented by 114,459,685 ordinary and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$ 6,500,000 without need for a statutory amendment as per Article 168 of the Law of  Corporations, as agreed by the Board of Directors who will determine conditions for the issue as per Article 170, paragraph 1 of the Law of  Corporations.

Ownership of the Company's share capital is shown below:

	06/30/2010			12/31/2009
	Common	Prefered	Total	Common	Prefered	Total
Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.3%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.3%	2.1%	0.8%	1.3%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%
Empresa Brasileira de Telecomunicações S.A. – Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%
Other Stockholders	0.6%	86.3%	57.6%	0.6%	86.3%	57.6%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	114,459,685	228,503,916	342,963,601	114,459,685	228,503,916	342,963,601

The Company is controlled by GB Empreendimentos e Participações Ltda,, whose stockholders are Organizações Globo (51%) and Grupo Telmex (49%).

The by-laws determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of the Brazilian Corporate Law, considering the available balance, when included in accumulated.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

13. Earnings per share

The following table shows earnings per share (in thousands, except earnings per share):

	Three months period ended		Six months period ended
	June 30,		June 30,
	2010	2009	2010	2009
Numerator
Profit for the period	56,463	179,728	102,350	299,834

Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,459,685	114,140,709
Weighted average number of preferred shares	228,503,916	228,390,583	228,503,916	227,752,632
10% - Preferred shares	1.10	1.10	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,229,641	251,354,308	250,527,895

Denominator for basic and diluted earnings per share

Basic and diluted earnings per common share	0.15	0.49	0.28	0.82
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic and diluted earnings per preferred share	0.17	0.54	0.31	0.90

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

14. Financial instruments

a)      General Considerations

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to suppliers of equipment are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to varying exchange rates, in particular the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee provides support for the Company's Board of Directors and consists of one member from each of the main Stockholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from cash generated through operations rather than gains on financial markets. The results obtained by the application of internal controls to manage risks were satisfactory for the objectives proposed.

b)      Fair Value

The fair values and carrying amount of loans payable are shown below:

	06/30/2010		12/31/2009
	Book value	Fair Value	Book value	Fair Value
Debentures - 6th issue	582,930	571,733	582,397	563,295
Perpetual Notes	272,923	273,853	263,711	265,343
Global Notes 2020	647,745	680,181	611,450	627,729
Banco Inbursa S.A.	363,497	371,105	351,104	358,919
Banco Itaú BBA	172,872	173,642	172,704	173,543
Finame	221,303	221,303	217,438	217,438
	2,261,270	2,291,817	2,198,804	2,206,267

      Other financial assets and liabilities have fair values approximated to their carrying amounts.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

b)  Fair Value – Continued

The fair value of the Company’s debt has been calculated based on the estimated cost to pay the outstanding obligations at June 30, 2010, which considered the contractual penalties applicable for early payments. Based on management’s estimation, debt agreements with similar characteristics, if issued on June 30, 2010, would have a higher effective interest rate when compared to the Company’s current debt agreements considering the current market conditions.

c) Risks impacting the business of the Company

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais while it pays certain suppliers of equipment and programming content in foreign currencies.

The Company’s foreign currency exposure on June 30, 2010, is shown below:

Debt in US dollars:
Short-term:
Interest on loans and financing	31,195
Suppliers of equipment and others	44,644
Programming Suppliers	1,855
77,694
Long-term:
Loans payable	1,252,970

Liability exposure	1,330,664

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Foreign exchange rate risk - Continued

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts are the banks: Bradesco, Goldman Sachs, Pactual, HSBC, Santander, JP Morgan, Votorantin and Standard.

The Company only enters into foreign exchange derivatives in order to protect a portion of the accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on short-term debt. For the period ended June 30, 2010, the Company had a derivative instrument (foreign exchange) position of R$ 493,836 relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of the total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, Global Notes 2020 due to 2020 and Perpetual Notes, which have no maturity date.

Financial derivatives are summarized below:

	Reference value (notional)		Fair Value		Accumulated effect (current period)
Description	06/30/2010	12/31/2009	06/30/2010	12/31/2009	Amount receivable / (received)	Amount payable / (paid)
“Swaps” contracts
Asset position
Foreign currency	493,836	94,721	484,639	94,328	-	-
Liability position
Ratios (Dollar vs, CDI)	367,304	59,897	359,010	68,556	-	1,293
Rates (PRE) (NDF)	126,532	34,824	128,200	45,352	-	1,278
	-	-	(2,571)	(19,580)	-	2,571

The net liability of R$ 2,571 is recognized in the "unrealized losses on derivatives" account on the balance sheet. During the period of six months ended on June 30, 2010, the Company recognized a loss of R$ 4,929, which was recorded as earnings (losses) from hedge/swap operations.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Foreign exchange rate risk - Continued

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding on June 30, 2010:

Scenario - appreciation of Brazilian currency (R$ / US$) and higher CDI rate

Operations	Probable Scenario	Adverse Scenario	Remote Scenario

Dollar vs, CDI	(1,293)	(90,322)	(182,148)
NDF	(1,278)	(32,815)	(64,448)

Scenario - depreciation of Brazilian currency (R$ / US$) and lower CDI rate

Operations	Probable Scenario	Adverse Scenario	Remote Scenario

Dollar vs, CDI	(1,293)	91,399	185,155
NDF	(1,278)	30,450	62,083

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Foreign exchange rate risk - Continued

1 – American Dollars (US$) vs, CDI

On June 30, 2010, the Company has 51 contracts of this type, whose notional aggregate value is US$ 203,200 thousand due between July 2010 and July 2013, with an active position (bought) in dollars and a passive position (sold) in CDI, whose aim is to make the short-term debt, denominated in dollars, in a debt indexed to the CDI.

The probable scenario assumes an exchange rate of R$ 1.8076 = US$ 1, and a CDI rate of 10.12% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$ 1.3557), and a 12.65% (%) increase in the CDI, generating a loss of R$ 90,322. For the remote adverse scenario, in which the Brazilian real appreciates 50% against the dollar (R$ 0.9038), with the CDI rate also rising 50% (15.18%), the Company would show a loss of R$ 182,148, in relation to the above mentioned outstanding contracts.

The "possible" adverse scenario has the Brazilian real devalued against the dollar by 25% (R$ 2.2595) and the CDI rate falling 25% (7.59%), generating a gain of R$ 91,399, For the remote adverse scenario, in which there is a devaluation of the Brazilian real against the dollar of 50% (R$ 2.7114), with the CDI rate reduced 50% (5.06%), the Company would record a gain of R$ 185,155, in relation to the above mentioned outstanding contracts.

2 – NDF (Non Deliverable Forward)

The Company holds ten contracts of this type with a total long position in dollars in the notional value of US$ 70,000 thousand maturing between July 30 and December 2010. The probable scenario reflects the BMF quotation on June 30, 2010, of R$ 1.8076/ US$1. The possible adverse scenario would involve appreciation of the Brazilian real against the dollar by 25% (R$ 1.3557) or the devaluation of the Brazilian real against the dollar of 25% (R$ 2.2595/ US$ 1), while the remote adverse scenario would involve the Brazilian real appreciating against the dollar by 50% (R$ 0.9038/ US$ 1) or the devaluation of the Brazilian real against the dollar by 50% (R$ 2.7114/ US$ 1).

In the probable scenario of the appreciation of the Brazilian real, the Company would show a loss of R$ 1,278, if it had settled its contracts on June 30, 2010, while in the adverse scenario the Company would have had a loss of R$ 32,815. For the remote scenario, the loss would be R$ 64,448.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Foreign exchange rate risk - Continued

2 – NDF (Non Deliverable Forward) - Continued

In the probable scenario of the Brazilian real depreciating, the Company would have a loss of R$ 1,278, if it had settled its contracts on June 30, 2010, while in the adverse scenario the Company would have a loss of R$ 30,450, and in the remote scenario there would be a gain of R$ 62,083.

On June 30, 2010, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to fluctuating interest rates as of June 30, 2010, is shown below:

Consolidated
Debentures – 6th issue	582,930
Finame	221,303
CCB - Banco Itaú BBA	172,872
Liability exposure	977,105

(-) Financial investments denominated in reais	934,060
Net exposure	(43,045)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Credit risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú, and “Risk Office Consulting” performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company's maximum credit risk exposure is the book value of customer receivables.

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and other. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed consolidated financial statements

June 30, 2010

(In thousands of reais)

14. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities on June 30, 2010.

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at June 30, 2010 (R$ 1.8015/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices  provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.0% per year for the entire period.

Year of Maturity	FINAME	Perpetual Notes	Global Notes 2020	Banco Inbursa	CCB-Banco Itaú BBA	Debentures	TOTAL

2011	77,409	28,240	53,430	32,990	23,982	76,140	292,191
2012	65,677	28,240	53,430	32,990	24,349	212,730	417,416
2013	37,601	28,240	53,430	32,990	24,714	194,090	371,065
2014	12,846	28,240	53,430	32,990	80,828	174,610	382,944
2015	8,892	28,240	53,430	32,990	72,503	154,880	350935
2016	7,816	28,240	53,430	32,990	60,083	-	182,559
2017-2020	739	112,960	810,550	422,280	-	-	1,346,529
Total	210,980	282,400	1,131,130	620,220	286,459	812,450	3,343,639

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded, as there is no maturity date.

Interest payments for the US Dollar denominated debt (Global Notes 2020 and Perpetual Notes) include withholding taxes, is in accordance with the current law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.